N E W S   R E L E A S E

TALISMAN ENERGY GENERATES $2.9 BILLION IN CASH FLOW IN 2004

179% PROVED RESERVE REPLACEMENT

PRODUCTION UP 10%

CALGARY, Alberta – March 2, 2005 – Talisman Energy Inc. released its 2004 consolidated financial and operating results today. Highlights include continuing strong growth in proved reserves and production, a sixth consecutive year of record cash flow and cash flow per share and a very strong balance sheet.

Cash flow increased 7% to $2,931 million ($7.65/share), compared to $2,729 million ($7.07/share) a year ago. Cash flow per share was $1.78 in the fourth quarter, up 6% from the same period a year earlier. Net income was down in 2004, reflecting the sale of Talisman’s Sudan assets and a number of tax changes in 2003. Total net income in 2004 was $663 million ($1.77/share) versus $1,012 million ($2.56/share) a year earlier. Net income per share increased 19% to $0.32 in the fourth quarter, compared to the same period a year ago.

In order to better illustrate Talisman’s operating performance on an internally consistent basis, the Company has calculated an earnings from operations number. This metric adjusts for significant one-time events such as the sale of Talisman’s assets in Sudan. It also adjusts for other non-operational impacts on earnings such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates. This calculation however, still does not reflect differing accounting policies and conventions between companies.

Talisman’s earnings from operations increased 15% to $773 million ($2.02/share), compared to $673 million ($1.74/share) in 2003. On a per share basis, earnings from operations were $0.39 in the fourth quarter, compared to $0.38 a year earlier.

Production averaged 438,000 boe/d, an increase of 10% over 2003, setting a new record for production per share. Talisman grew its natural gas production by 16% to 1,259 mmcf/d. Oil and liquids production increased by 5% to 228,434 bbls/d. Talisman increased volumes in all of its core operating areas with significant growth in Southeast Asia (a full year of production from the PM-3 CAA in Malaysia/Vietnam) and Algeria (a full year of production from the MLN field). Production in the fourth quarter averaged 451,000 boe/d. References to production and reserves in this news release are gross numbers, unless otherwise indicated.

“2004 was a very strong year for Talisman, both operationally and financially, and 2005 promises to be better still,” said Dr. Jim Buckee, President and Chief Executive Officer. “World oil demand continues to press upwards against a limited amount of surplus capacity and prices may have to go higher yet to restrain consumption. Talisman is virtually unhedged in 2005 and the effects of these high prices will fully benefit our shareholders.

“Talisman grew its proved reserves by 9% to 1.5 billion boe. The Company added a total of 286 mmboe of proved reserves from all sources in 2004, 93% through the drill bit. Total capital spending (excluding Syncrude and midstream but including net acquisitions) was $2.6 billion. We increased natural gas reserves by 11% to 5.2 trillion cubic feet. Crude oil and liquids reserves increased 7% to 618 mmbbls.

Our crude oil reserves are predominantly high quality so they were not negatively affected by the year end dip in heavy oil prices caused by very wide differentials.

“Cash flow was $2.9 billion last year and we are predicting $3.6-3.8 billion in 2005, based on an average US$40/bbl WTI price for the year.*

“Talisman increased production by 10% last year, 14% if you remove Sudan production from our 2003 volumes. The result was record high production per share in 2004, and our objective is to continue to grow production per share by 5-10% annually. Looking ahead, these growth rates should be achievable for at least the next three years with new production in Trinidad, a major expansion at Corridor, continuing development in Algeria, development of the Tweedsmuir field in the North Sea, South Angsi startup in Malaysia and the continuing success of our deep gas programs in North America.

“We have maintained a very strong balance sheet with a year end debt to cash flow ratio of approximately 0.8 times, the lowest amongst our Canadian peer group. We reduced our total debt in 2004, while increasing spending on exploration and development, increasing dividends and repurchasing nearly nine million Talisman shares. These repurchases have continued in 2005, as we continue to create value for our shareholders.”

Six Consecutive Years of Record Cash Flow

Talisman generated record high cash flow and cash flow per share for the sixth consecutive year. Cash flow was $2,931 million on gross sales of $6,394 million. Cash flow per share increased 8% to $7.65 from $7.07 a year earlier ($6.87 excluding the cash flow generated by our Sudan interests in 2003).

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
Cash flow ($mm) [1]	679	644	2,931	2,729
Cash flow per share ($) [1]	1.78	1.68	7.65	7.07
Net income ($mm)	121	108	663	1,012
Income per share ($)	0.32	0.27	1.77	2.56
Earnings from operations ($mm) [1]	147	147	773	673
Earnings from operations ($/share) [1]	0.39	0.38	2.02	1.74
Long term debt ($mm at year end)			2,457	2,203
Preferred securities ($mm at year end)			--	431
Shares outstanding (mm at year end)			375	384

1 non-GAAP measure

Higher volumes and prices resulted in gross sales (before hedging) increasing by $1.2 billion compared to 2003. These gains were partly offset by higher royalties and cash taxes ($531 million), higher operating costs ($159 million) and increased hedging losses ($286 million).

Cash flow in the fourth quarter came in lower than expected. The Company issued guidance in early January, which assumed approximately $775 million in cash flow in the fourth quarter of 2004. The $95 million difference was the result of lower than expected prices at year end, higher than expected cash taxes and an insurance expense adjustment.

The Company no longer calculates a diluted cash flow per share amount. Since the introduction in mid-2003 of a cash payment feature attached to the outstanding stock options, approximately 98% of options have been exercised using the cash payment feature. Since the diluted per share calculation assumes all options will be exercised for shares, with no adjustment to account for the fact that actual options exercised for cash have resulted in a reduction of cash flow, management feels that the diluted cash flow per share figure is not relevant as the underlying assumptions are not a realistic view of expected results.

Net income for the year was $663 million ($1.77/share) versus $1,012 million ($2.56/share) in 2003. The major reason for the decrease in 2004 was a $296 million after tax gain associated with the sale of Talisman’s properties in Sudan in 2003. Depreciation, depletion and amortization (DD&A) expense increased by $215 million, compared to 2003. Most of the increase was the result of higher production volumes. On a $/boe basis, DD&A was only up 4%.

Net income in the fourth quarter was $0.32/share, an increase of 19% over the same period in 2003.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies. In periods of growth and high exploration spending, it is likely that net income determined using the full cost method would be higher than net income determined using the successful efforts method.

Earnings from operations totalled $773 million ($2.02/share), an increase of 15% over 2003. The Company calculates earnings from operations to better illustrate core operating performance on a consistent basis. This metric adjusts for significant events such as the sale of Talisman’s assets in Sudan and changes to tax rates in 2003.

Earnings from operations

To assist in understanding the Company’s earnings from operations, the following table adjusts the Company’s net income per the consolidated financial statements, for certain items of a non-operational nature, on an after-tax basis.  This term is not defined by Generally Accepted Accounting Principles (GAAP) in either Canada or the US.  Consequently, it is referred to as a non-GAAP measure.  Our reported results may not be comparable to similarly titled measures by other companies.  The Company uses this data to evaluate performance of core operational activities on a comparable basis between periods.

($ millions, except per share amounts)

	Three months ended		Year ended
December 31,	2004	2003	2004	2003
Net income	121	108	663	1,012
Gain on sale of Sudan operations [1]	-	-	-	(296)
Sudan operating income [1]	-	-	-	(44)
Stock-based compensation [2]	5	42	119	130
Insurance expenses [3]	12	-	12	-
Tax effects of unrealized foreign exchange gains on foreign denominated debt [4]	15	(3)	37	32
Tax rate reductions and other [4]	(6)	-	(58)	(161)
Earnings from operations [5]	147	147	773	673
Amounts per share - basic	0.39	0.38	2.02	1.74
Amounts per share - diluted	0.38	0.38	1.98	1.72

1.

On March 12, 2003, Talisman completed the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan for net proceeds of $1,012 million and a gain of $296 million.  During the period January 1, 2003 through March 12, 2003, the Sudan operations had after tax operating income of $44 million.

2.

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at December 31, 2004, which was first expensed during the second quarter of 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

3.

Insurance costs relate to the current liability associated with past claims experience that is expected to be billed in future premiums.

4.

Tax adjustments include the impact of Canadian corporate tax rate reductions in 2004 and 2003, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign currency denominated debt.

5.

This is a non-GAAP measure.

A Very Strong Balance Sheet

Talisman’s long-term debt at year end was $2.5 billion, down from a total of $2.6 billion ($2.2 billion debt and $431 million preferred securities) at the end of last year. During 2004, the Company generated $3.1 billion of cash provided by operating activities, while spending $2.5 billion on exploration and development and a net $242 million on acquisitions. In addition, Talisman financed the redemption of its preferred securities, repurchased nine million common shares and paid dividends of $114 million. At year end, Talisman’s debt to cash flow ratio was 0.84.

Talisman Increased Production by 10%

	Three Months Ended December 31		Year Ended December 31
	2004	2003	2004	2003
Oil and liquids (bbls/d)
North America	57,322	57,527	57,392	59,578
North Sea	127,943	128,697	121,861	113,075
Southeast Asia	35,018	31,138	35,644	24,430
Algeria	15,329	11,804	13,537	6,594
Sudan	--	--	--	13,039
	235,612	229,166	228,434	216,716
Natural gas (mmcf/d)
North America	891	867	885	864
North Sea	121	118	114	109
Southeast Asia	280	153	260	117
	1,292	1,138	1,259	1,090
000 boe/d	451	419	438	398
000 boe/d (net of royalties)	379	353	365	334
boe per share (gross)			0.42	0.38

Production for the year averaged 438,000 boe/d, an increase of 10% (14% excluding Sudan), and the Company set a new production per share record. Production in the fourth quarter was 451,000 boe/d, an increase of 8% over the fourth quarter of 2003 and 5% above the third quarter of 2004.

Liquids production averaged 228,434 bbls/d, an increase of 5%. North Sea liquids production increased  8% with the startup of the Tartan North field, ahead of schedule, and minor asset acquisitions. Production from Southeast Asia increased by 46% with a full year of production from the PM-3 CAA project in Malaysia/Vietnam (22,388 bbls/d in 2004 versus 8,672 bbls/d in 2003). Algerian production more than doubled with a full year of production from the MLN field.

Natural gas production increased 16%, averaging 1,259 mmcf/d for the year. Production in the fourth quarter was 1,292 mmcf/d, an increase of 14% over the fourth quarter of 2003 and 2% over the previous quarter. Talisman’s North American gas production averaged 885 mmcf/d, an increase of 2% over the previous year. New production records were set in the northeastern US, Alberta Foothills, Deep Basin, southern Alberta Foothills and Bigstone/Wild River regions. North Sea natural gas volumes increased 5% to 114 mmcf/d. Natural gas production in Southeast Asia increased by 122%. Natural gas sales in Malaysia/Vietnam increased from 5 mmcf/d in 2003 to 119 mmcf/d in 2004, with a full year of production from the PM-3 CAA project. Natural gas sales in Indonesia averaged 141 mmcf/d, compared to 112 mmcf/d in 2003, the result of increased sales volumes to Singapore.

Talisman expects production to average between 445,000-475,000 boe/d in 2005. For additional information please see Talisman’s guidance release of January 11, 2005. The current guidance does not reflect the acquisition of assets in Norway announced February 1, 2005.

179% Production Replacement

Talisman Proved Reserves (excluding Syncrude)	Oil & NGLs [1] (million barrels)	Natural Gas [1] (billion cu ft)	BOE [1] (millions)	Net BOE [2] (millions)
Dec 31, 2003	579	4,695	1,362	1,086
Discoveries, additions and extensions	74	1,252	283	204
Net acquisitions (dispositions)	30	(50)	21	24
Revisions	17	(212)	(19)	22
Production	(82)	(462)	(159)	(129)
Total Proved Dec 31, 2004	618	5,223	1,488	1,207
Total Probable Dec 31, 2004	383	2,624	820	634

1 Talisman working interest reserves before royalties payable, plus royalty interests and net profits interest

2 Talisman working interest net of royalties, plus royalty interests and net profits interest

Talisman increased its total proved reserves by 9% to 1,488 mmboe at the end of 2004. The Company replaced 179% of conventional production from all sources and 166% through the drill bit. Talisman’s net proved reserves increased by 11% to 1,207 mmboe. Capital spending totalled $2,375 million for exploration and development (excludes Syncrude, capitalized interest, midstream). Drilling related reserve additions totalled 265 mmboe. Talisman spent $241 million on net acquisitions, adding 21 mmboe of proved reserves.

Proved oil and liquids reserves increased 7% to 618 mmbbls. Talisman added a total of 121 mmbbls, including 85 mmbbls in the North Sea, 18 mmbbls in Southeast Asia, 13 mmbbls in Algeria and 13 mmbbls in North America, partially offset by an 8 mmbbl reduction in Trinidad. The majority (75%) of these reserve additions were through discoveries, additions and extensions. North America (30%) and the North Sea (48%) account for the majority of Talisman’s oil reserves. These are predominantly high quality crude oil and natural gas liquids. Talisman has virtually no heavy oil or bitumen reserves.

Talisman’s proved natural gas reserves increased by 11% in 2004, totaling 5.2 tcf at year end. Talisman’s North American natural gas reserves were 2.6 tcf at year end, unchanged from the previous year. In North America, the Company added a record 479 bcf through the drill bit (147% of production), offset by record natural gas production (325 bcf), minor asset sales (50 bcf) and downward revisions to existing reserves (113 bcf). These numbers include Fortuna’s natural gas reserves in the northeastern US, which totalled 153 bcf (an increase of 40%) at year end, with the addition of 59 bcf through drilling activities.

Talisman’s proved international natural gas reserves increased 26% to 2.6 tcf at year end. The majority of this increase came from the addition of 695 bcf of proved undeveloped reserves in Indonesia as a result of an agreement to sell gas to PT Perusahaan Gas Negara (Persero), Tbk (“PGN”), the Indonesian national gas transmission and distribution company. These reserves will be developed over the next two years, in anticipation of sales commencing in the first quarter of 2007.

Over the past three years, Talisman has added 565 mmboe of proved reserves through discoveries, additions and extensions (including revisions) and acquired 58 million boe of proved reserves (not including the impact of the sale of Talisman’s indirect interest in the Greater Nile Oil Project in Sudan). During this period exploration and development spending was $6,153 million. Net spending on acquisitions and divestitures (excluding Sudan) was $1,013 million. Approximately 90% of Talisman’s proved reserves have been independently evaluated over the past three years. Detailed reserve reconciliation tables are provided elsewhere in this news release.

The reserves replacement ratio of 166% was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2004 by the Company’s 2004 conventional production. The reserves replacement ratio of 179% was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2004 by the Company’s 2004 conventional production.

The Company's management uses  reserve replacement ratios, as described above, as an indicator of the Company's ability to replenish annual production volumes and grow its reserves.  It should be noted that a reserve replacement ratio is a statistical indicator that has limitations.  As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions.  Its predictive and comparative value is also limited for the same reasons.  In addition, since the ratio does not imbed the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Netbacks up 21% in the Fourth Quarter

Total Company	Three Months Ended Dec 31		Year Ended Dec 31
	2004	2003	2004	2003
WTI oil price US$/bbl	48.29	31.19	41.40	30.99
NYMEX gas price US$/mcf	6.87	4.89	6.09	5.44

Talisman netback ($/boe)
Sales price	43.88	34.97	42.75	38.51
Hedging loss	(3.99)	(1.04)	(3.02)	(1.34)
Royalties	6.80	5.34	7.04	6.18
Operating cost	6.84	6.68	7.04	6.74
Transportation	1.20	1.22	1.20	1.26
Netback ($/boe) [1]	25.05	20.69	24.45	22.99
Oil and liquids netback ($/bbl)	24.46	20.81	24.42	21.66
Natural gas netback ($/mcf)	4.30	3.42	4.08	4.11

1.

Netbacks do not include synthetic oil and pipeline operations. Additional netback information by major product type and region is contained elsewhere in this news release.

World oil prices continued to increase during 2004, with WTI prices averaging US$41.40/bbl, a 34% increase over the 2003 average of US$30.99/bbl.  North American natural gas prices increased 12% over 2003, with NYMEX prices averaging US$6.09/mcf in 2004.

Talisman’s netbacks increased 6% to an average of $24.45/boe for 2004, on the strength of higher world oil and North American natural gas prices. The rise in US$ denominated commodity prices was partly offset by a 7% increase in the Canadian dollar compared to the US dollar. The strengthening of the Canadian dollar reduced Talisman’s reported oil and liquids price by $3.62/bbl to $47.45/bbl.

Talisman’s netbacks in the fourth quarter averaged $25.05/boe, an increase of 21%, compared to the fourth quarter of 2003. North American natural gas netbacks averaged $4.43/mcf for the year, an increase of 7% over 2003 and $4.74/mcf in the fourth quarter (up 44%). North Sea oil netbacks averaged $26.09/bbl (up 4%) for the year and $26.79/bbl in the fourth quarter (up 10%).

The Company hedged approximately 22% of its 2004 production volumes late in 2003. The resulting hedging loss was $3.02/boe in 2004. However, the Company currently has only about 2% of its production hedged for 2005.

Overall royalty rates were unchanged at about 16% in 2004.

Unit operating costs increased by 4% to $7.04/boe. Higher unit costs in North America and the North Sea were partially offset by lower costs in Southeast Asia and Algeria (full production volumes from the PM-3 CAA and MLN field). Unit transportation costs were down slightly.

Additional Information

Capital Spending 1,3

(millions of dollars)	2004	2003	2002
North America	1,500	1,580	939
North Sea	721	693	518
Southeast Asia	235	316	269
Algeria	8	34	107
Trinidad	191	130	78
Sudan	-	2	98
Other[2]	125	93	43
Corporate, IS and Administrative	26	38	26
	2,806	2,886	2,078

1.

Includes exploration, development and net asset acquisitions expenditures but excludes corporate acquisitions and the Sudan disposition in  2003.

2.

Other includes Colombia, Peru, Qatar and North American frontiers.

3.

Includes interest costs, which are capitalized on major development projects until facilities are completed and ready for use.

Natural gas continues to be the focus of the Company’s capital investment activities in North America, supplemented by low risk oil projects and strategic acquisitions.  Of the $1.5 billion of capital spending in North America, $590 million related to exploration activities, while development accounted for $862 million.  The Company participated in 444 gross gas wells and 137 gross oil wells in North America and had a 94% success rate.  Development spending was concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Edson area, Monkman/BC Foothills and Appalachia.

Total capital spending in the North Sea of $721 million included $150 million for exploration and $357 million for development, with the remaining $214 million for net property acquisitions.  Development activity included the start of the Tweedsmuir project and well operations within the Clyde, Buchan, Tartan, Piper and Claymore and Gyda (Norway) core areas.  A total of 17 successful development wells were drilled during 2004 in the North Sea.  Exploration drilling included the successful South Tweedsmuir appraisal, which added significant reserves to the Tweedsmuir development.

Malaysia/Vietnam accounted for a majority of the $235 million of total capital spending in Southeast Asia, due to the ongoing development of the PM-3 CAA project and the South Angsi field development in PM-305.  Talisman participated in 14 successful development wells in Malaysia/Vietnam during 2004.  In addition, one successful exploration well was drilled in Block PM-3 CAA.

Capital spending in Algeria totaled $8 million in 2004, as the Company participated in three successful wells during the year. In Trinidad, a total of $191 million was spent on Angostura exploration and development activity. Other areas accounted for $125 million.

Depreciation, Depletion and Amortization Expense

(includes accretion of asset retirement obligations)

	2004		2003[1]
	$/boe	$millions	$/boe	$millions
North America	10.47	785	9.26	688
North Sea	12.83	661	12.85	616
Southeast Asia	6.02	174	5.92	95
Algeria	5.99	30	6.99	17
Sudan	-	-	3.98	19
	10.29	1,650	9.87	1,435

1 Restatement of prior year to effect retroactive adoption of the new accounting policy on asset retirement obligations as at January 1, 2004.

The Company’s 2004 depreciation, depletion and amortization (DD&A) expense increased $215 million or 15% to $1.7 billion, or $10.29/boe.  The DD&A rates in North America increased due to the inclusion of costs associated with US property acquisitions and the acquisition of Vista Midstream in 2003. In the North Sea, DD&A increased 7% with increased production, while the unit rate remained flat.  Total DD&A expense for Southeast Asia increased primarily as a result of increased production from Malaysia/Vietnam.

Corporate and Other

(millions of dollars)	2004	2003
G & A expense	183	152
Interest expense	158	137
Capitalized interest	13	24
Stock-based compensation	171	185
Preferred securities charges	15	38
Other revenue	85	76
Other expense	89	16

On a per unit basis, G&A was $1.14/boe (2003 - $1.05/boe). Other revenue includes pipeline and custom treating revenues and miscellaneous income.  Other expense for 2004 included foreign exchange losses of $30 million, property impairments in the North Sea of $31 million, a net loss on property dispositions of $30 million and a $20 million insurance adjustment expense partially offset by a gain on the unwinding of cross currency and interest rate swap contracts of $15 million.

Income Taxes

The Company’s effective tax rate for 2004, after deducting Production Revenue Tax (PRT), was 36%, compared to 15% in 2003. A number of events in the past two years have significantly impacted the Company’s effective tax rates including tax rate reductions in Canada and the sale of the Sudan operations in 2003.

Effective Income Tax Rate

(millions of dollars)	2004	2003[1]
Income before tax	1,165	1,285
Less PRT
Current	124	72
Future	5	20
	129	92
	1,036	1,193
Income tax expense (recovery)
Current	478	229
Future	(105)	(48)
	373	181
Effective income tax rate (%)	36	15

1.

Restatement of prior year to effect retroactive adoption of the new accounting policy on asset retirement obligations as at January 1, 2004.

A normalized effective tax rate after removing the impact of the Canadian and UK tax rate changes, the tax on unrealized foreign exchange gains on foreign denominated debt and the impact of the gain on disposal of the Sudan operations would have been 37% in 2004 and 34% in 2003.

Current income tax expense increased to $478 million in 2004, due to higher commodity prices and volumes, which resulted in increases in current taxes of $167 million in the North Sea, $50 million in Southeast Asia, $33 million in Algeria and $22 million in North America.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

06-05

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

Non-GAAP financial measures

Included in this press release are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share.  These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US.  Consequently, these are referred to as non-GAAP measures.  Cash flow, as commonly used in the oil and gas industry, appears as a separate caption on the Company’s cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies.  Our reported results may not be comparable to similarly titled measures by other companies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.  Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Debt to cash flow is a non-GAAP measure.

Forward-looking Statements

This news release contains statements about future production and cash flows, business plans for drilling, exploration and development, estimated future commodity prices and exchange rates, or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" within the meaning of the applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

general economic conditions;

•

the effect of acts of, or actions against international terrorism; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements.  The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).  Talisman's net proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Talisman has made additional voluntary disclosure of gross proved reserves. Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC").  Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this report.

Throughout this release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Note to US Readers

Talisman is subject to the reporting requirements of the US Securities Exchange Act of 1934 and, consequently, files reports with and furnishes other information to the SEC. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC’s standards for inclusion in documents filed with the SEC.  In addition, throughout this news release, Talisman makes reference to production volumes.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.  In the United States, net production volumes are reported after the deduction of these amounts.  US readers may refer to the table headed “Continuity of Proved Net Reserves” for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

Talisman reports its consolidated financial statements in Canadian dollars. All dollar amounts are stated in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial statements and other Canadian financial information included in this presentation are set out in accordance with Canadian generally accepted accounting principles, which differ from generally accepted accounting principles in the US. See the notes to Talisman’s Consolidated Financial Statements for information concerning significant differences between Canadian and US generally accepted accounting principles.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. The reports may be reviewed without a charge at the SEC’s website www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Talisman Energy Inc.
Highlights

	Three months ended		Years ended
	December 31		December 31
	2004	2003	2004	2003
Financial		(restated)		(restated)
(millions of Canadian dollars unless otherwise stated)

Cash flow	679	644	2,931	2,729
Net income	121	108	663	1,012
Exploration and development expenditures	728	658	2,538	2,180
Per common share (dollars)
Cash flow (1)	1.78	1.68	7.65	7.07
Net income (2)	0.32	0.27	1.77	2.56
Production
(daily average)
Oil and liquids (bbls/d)
North America	54,464	55,019	54,393	56,929
North Sea	127,943	128,697	121,861	113,075
Southeast Asia	35,018	31,138	35,644	24,430
Algeria	15,329	11,804	13,537	6,594
Sudan	-	-	-	13,039
Synthetic oil	2,858	2,508	2,999	2,649
Total oil and liquids	235,612	229,166	228,434	216,716
Natural gas (mmcf/d)
North America	891	867	885	864
North Sea	121	118	114	109
Southeast Asia	280	153	260	117
Total natural gas	1,292	1,138	1,259	1,090
Total mboe/d	451	419	438	398
Prices (3)
Oil and liquids ($/bbl)
North America	44.05	32.39	42.11	35.78
North Sea	50.26	38.81	48.29	39.72
Southeast Asia	53.81	41.56	51.29	41.35
Algeria	46.50	39.70	51.17	39.01
Sudan	-	-	-	43.89
Crude oil and natural gas liquids	49.10	37.68	47.45	39.09
Synthetic oil	61.61	36.99	52.19	43.19
Total oil and liquids	49.24	37.67	47.51	39.14
Natural gas ($/mcf)
North America	6.99	5.31	6.83	6.58
North Sea	6.08	5.10	5.55	4.77
Southeast Asia	4.55	5.31	4.74	5.72
Total natural gas	6.38	5.29	6.28	6.30
Total ($/boe) (includes synthetic)	44.00	34.98	42.81	38.54

(1) Cash flow per common share is calculated before deducting preferred security charges.
(2) Net income per common share is calculated after deducting preferred security charges.
(3) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(Unaudited)

December 31 (millions of Canadian dollars)	2004	2003
Assets		(restated)
Current		(note 1)
Cash and cash equivalents	38	98
Accounts receivable	836	760
Inventories	78	100
Prepaid expenses	18	17
	970	975

Accrued employee pension benefit asset	61	63
Other assets	64	76
Goodwill	466	473
Property, plant and equipment	10,847	10,193
	11,438	10,805
Total assets	12,408	11,780

Liabilities
Current
Accounts payable and accrued liabilities	1,302	1,064
Income and other taxes payable	341	154
Short-term borrowings	-	-
	1,643	1,218

Deferred credits	105	57
Asset retirement obligation	1,272	1,157
Long-term debt	2,457	2,203
Future income taxes	2,100	2,127
	5,934	5,544

Shareholders' equity
Preferred securities	-	431
Common shares	2,666	2,725
Contributed surplus	71	73
Cumulative foreign currency translation	(150)	(114)
Retained earnings	2,244	1,903
	4,831	5,018
Total liabilities and shareholders' equity	12,408	11,780

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(Unaudited)
	Three months ended		Years ended
(millions of Canadian dollars	December 31		December 31
except per share amounts)	2004	2003	2004	2003
		(restated)		(restated)
Revenue		(note 1)		(note 1)
Gross sales	1,663	1,311	6,394	5,416
Less royalties	281	205	1,124	894
Net sales	1,382	1,106	5,270	4,522
Other	20	22	85	76
Total revenue	1,402	1,128	5,355	4,598

Expenses
Operating	302	272	1,198	1,039
Transportation	50	47	192	181
General and administrative	64	46	183	152
Depreciation, depletion and amortization	447	401	1,650	1,435
Dry hole	89	66	311	251
Exploration	71	52	238	213
Interest	38	35	158	137
Stock-based compensation	7	62	171	185
Other	74	(9)	89	16
Total expenses	1,142	972	4,190	3,609
Gain on sale of Sudan operations	-	-	-	296
Income before taxes	260	156	1,165	1,285
Taxes
Current income tax	204	35	478	229
Future income tax (recovery)	(99)	(6)	(105)	(48)
Petroleum revenue tax	34	19	129	92
	139	48	502	273
Net income	121	108	663	1,012

Per common share (dollars)
Net income	0.32	0.27	1.77	2.56
Diluted net income	0.31	0.26	1.74	2.53
Average number of common shares outstanding (millions)
Basic	381	384	383	386
Diluted	387	390	390	391
See accompanying notes.
Consolidated Statements of Retained Earnings
(Unaudited)
	Three months ended		Years ended
	December 31		December 31
(millions of Canadian dollars)	2004	2003	2004	2003
		(restated)		(restated)
		(note 1)		(note 1)
Retained earnings, beginning of period	2,401	1,851	1,903	1,125
Net income	121	108	663	1,012
Common share dividends	(56)	(51)	(114)	(90)
Purchase of common shares	(222)	-	(222)	(122)
Redemption of preferred securities, net of tax	-	-	23	-
Preferred security charges, net of tax	-	(5)	(9)	(22)
Retained earnings, end of period	2,244	1,903	2,244	1,903
See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Years ended
	December 31		December 31
(millions of Canadian dollars)	2004	2003	2004	2003
		(restated)		(restated)
Operating		(note 1)		(note 1)
Net income	121	108	663	1,012
Items not involving current cash flow	487	484	2,030	1,504
Exploration	71	52	238	213
Cash flow (note 2)	679	644	2,931	2,729
Deferred gain on unwound hedges	-	(1)	-	(9)
Changes in non-cash working capital	46	(126)	203	(128)
Cash provided by operating activities	725	517	3,134	2,592
Investing
Proceeds on sale of Sudan operations	-	-	-	1,012
Capital expenditures
Exploration, development and corporate	(735)	(668)	(2,565)	(2,218)
Acquisitions	(18)	(17)	(317)	(661)
Proceeds of resource property dispositions	70	1	75	63
Investments	4	(8)	-	(11)
Changes in non-cash working capital	110	104	50	105
Cash used in investing activities	(569)	(588)	(2,757)	(1,710)
Financing
Long-term debt repaid	(99)	-	(667)	(791)
Long-term debt issued	330	-	912	292
Short-term borrowings	-	-	-	-
Common shares issued (purchased)	(286)	2	(284)	(184)
Common share dividends	(56)	(51)	(114)	(90)
Preferred securities redeemed	-	-	(402)	-
Preferred security charges	-	(9)	(15)	(38)
Deferred credits and other	(29)	8	164	28
Changes in non-cash working capital	(2)	-	(10)	-
Cash used in financing activities	(142)	(50)	(416)	(783)
Effect of translation on foreign currency cash	(4)	(1)	(21)	(28)
Net (decrease) increase in cash and cash equivalents	10	(122)	(60)	71
Cash and cash equivalents, beginning of period	28	220	98	27
Cash and cash equivalents, end of period	38	98	38	98

See accompanying notes.

ABBREVIATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.

1.   Change in accounting policies

a)

Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO).

The change in accounting has increased net income and decreased depreciation, depletion and amortization for the three months and year ended December 31, 2003. In addition, property plant & equipment, provision for future site restoration/ARO, future income taxes, and retained earnings as at December 31, 2003 have all increased.

b)

Transportation Expenses

During 2004, the Company began accounting for transportation costs as expenses on a retroactive basis. Previously, these costs had been either netted off against the realized price or included as a component of operating costs, depending on the circumstances in the various geographic segments. Prior period comparatives have been restated to reflect this change in accounting policy. The change in accounting has no effect on net earnings but has increased revenue and decreased operating expenses.

c)

Share split

In May 2004, the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share amounts, weighted average number of common shares, shares outstanding and common shares issued and outstanding have been retroactively restated to reflect the impact of the Company’s three-for-one share split.

2. Selected Cash Flow Information
	Three months ended		Years ended
	December 31		December 31
(millions of Canadian dollars)	2004	2003	2004	2003
		(restated)		(restated)
		(note 1)		(note 1)
Net income	121	108	663	1,012
Items not involving current cash flow
Depreciation, depletion and amortization	447	401	1,650	1,435
Property impairments	31	2	31	30
Dry hole	89	66	311	251
Net loss (gain) on asset disposals	28	-	30	(14)
Gain on sale of Sudan operations	-	-	-	(296)
Stock-based compensation	(10)	32	89	138
Future taxes and deferred PRT	(85)	(7)	(101)	(29)
Other	(13)	(10)	20	(11)
	487	484	2,030	1,504
Exploration	71	52	238	213
Cash flow	679	644	2,931	2,729

Segmented Information
	North America (1)				North Sea (2)				Southeast Asia (3)
	Three months		Years		Three months		Years		Three months		Years
	ended		ended		ended		ended		ended		ended
	December 31		December 31		December 31		December 31		December 31		December 31
(millions of Canadian dollars)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue
Gross sales (5)	765	593	2,964	2,780	541	490	2,056	1,746	291	187	1,120	592
Royalties	143	122	599	587	10	14	37	8	102	49	391	156
Net sales	622	471	2,365	2,193	531	476	2,019	1,738	189	138	729	436
Other	14	22	62	54	6	1	23	23	-	-	-	-
Total revenue	636	493	2,427	2,247	537	477	2,042	1,761	189	138	729	436
Segmented expenses
Operating (5)	114	104	421	395	159	140	662	528	24	25	98	86
Transportation (5)	18	20	75	78	18	16	66	63	11	9	42	36
DD&A (5)	227	178	785	688	179	184	661	616	32	31	174	95
Dry hole	38	26	128	135	14	19	109	69	12	7	25	9
Exploration	36	21	123	87	6	5	28	21	3	6	20	17
Other	34	3	18	(28)	16	(6)	30	26	(12)	4	(9)	9
Total segmented expenses	467	352	1,550	1,355	392	358	1,556	1,323	70	82	350	252
Segmented income before taxes	169	141	877	892	145	119	486	438	119	56	379	184
Non-segmented expenses
General and administrative
Interest
Gain on sale of Sudan operations
Stock-based compensation
Currency translation
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	181	105	590	453	11	40	150	99	16	26	54	70
Development	246	236	821	629	101	96	357	397	62	58	201	246
Midstream	34	7	41	27	-	-	-	-	-	-	-	-
Exploration and development	461	348	1,452	1,109	112	136	507	496	78	84	255	316
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)
Property, plant and equipment			6,214	5,767			3,074	2,995			1,050	1,084
Goodwill			291	291			75	74			100	108
Other			419	403			347	386			221	217
Segmented assets			6,924	6,461			3,496	3,455			1,371	1,409
Non-segmented assets
Total assets
	Three months		Years						Three months		Years
	ended		ended						ended		ended
	December 31		December 31						December 31		December 31
(1) North America	2004	2003	2004	2003	(2) North Sea				2004	2003	2004	2003
Canada	568	480	2,199	2,095	United Kingdom				492	450	1,897	1,699
US	68	13	228	152	Netherlands				11	3	36	26
Total revenue	636	493	2,427	2,247	Norway				34	24	109	36
Canada			5,738	5,356	Total revenue				537	477	2,042	1,761
US			476	411	United Kingdom						2,858	2,777
Property, plant and equipment			6,214	5,767	Netherlands						41	40
					Norway						175	178
(4) Excluding corporate acquisitions.					Property, plant and equipment						3,074	2,995
(5) Revenues, operating expenses and transportation reclassified in 2004.
DD&A restated effective January 1, 2004 for retroactive adoption of CICA policy on Asset Retirement Obligations.

Algeria				Sudan				Other				Total
Three months		Years		Three months		Years		Three months		Years		Three months		Years
ended		ended		ended		ended		ended		ended		ended		ended
December 31		December 31		December 31		December 31		December 31		December 31		December 31		December 31
2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

66	41	254	89	-	-	-	209	-	-	-	-	1,663	1,311	6,394	5,416
26	20	97	46	-	-	-	97	-	-	-	-	281	205	1,124	894
40	21	157	43	-	-	-	112	-	-	-	-	1,382	1,106	5,270	4,522
-	-	-	-	-	-	-	(1)	-	(1)	-	-	20	22	85	76
40	21	157	43	-	-	-	111	-	(1)	-	-	1,402	1,128	5,355	4,598

5	3	17	12	-	-	-	18	-	-	-	-	302	272	1,198	1,039
3	2	9	4	-	-	-	-	-	-	-	-	50	47	192	181
9	8	30	17	-	-	-	19	-	-	-	-	447	401	1,650	1,435
4	-	4	1	-	-	-	-	21	14	45	37	89	66	311	251
-	-	-	-	-	-	-	5	26	20	67	83	71	52	238	213
-	-	-	-	-	-	-	-	20	(1)	20	2	58	-	59	9
21	13	60	34	-	-	-	42	67	33	132	122	1,017	838	3,648	3,128
19	8	97	9	-	-	-	69	(67)	(34)	(132)	(122)	385	290	1,707	1,470

												64	46	183	152
												38	35	158	137
												-	-	-	(296)
												7	62	171	185
												16	(9)	30	7
												125	134	542	185
												260	156	1,165	1,285

-	-	-	4	-	-	-	7	42	50	158	151	250	221	952	784
1	4	8	30	-	-	-	(5)	34	36	158	72	444	430	1,545	1,369
-	-	-	-	-	-	-	-	-	-	-	-	34	7	41	27
1	4	8	34	-	-	-	2	76	86	316	223	728	658	2,538	2,180
												36	27	330	638
												-	-	-	130
												(74)	(14)	(88)	(100)
												6	11	26	38
												696	682	2,806	2,886
		178	202			-	-			331	145			10,847	10,193
		-	-			-	-			-	-			466	473
		36	27			-	-			11	18			1,034	1,051
		214	229			-	-			342	163			12,347	11,717
														61	63
														12,408	11,780

				Three months		Years
				ended		ended
				December 31		December 31
(3) Southeast Asia				2004	2003	2004	2003
Indonesia				80	92	346	340
Malaysia				106	43	363	85
Vietnam				3	3	20	11
Total revenue				189	138	729	436
Indonesia						327	384
Malaysia						701	677
Vietnam						22	23
Property, plant and equipment						1,050	1,084

Talisman Energy Inc.
Product Netbacks
		Three months ended		Twelve months ended
		December 31		December 31
(C$ - production before royalties)		2004	2003	2004	2003
North	Oil and liquids ($/bbl)
America	Sales price	44.05	32.39	42.11	35.78
	Hedging (gain)	8.64	2.07	5.95	2.45
	Royalties	8.76	6.86	8.59	7.37
	Transportation	0.46	0.51	0.49	0.48
	Operating costs	7.79	6.76	6.75	6.28
		18.40	16.19	20.33	19.20
	Natural gas ($/mcf)
	Sales price	6.99	5.31	6.83	6.58
	Hedging (gain)	0.04	(0.04)	0.10	0.11
	Royalties	1.20	1.08	1.31	1.37
	Transportation	0.21	0.20	0.20	0.21
	Operating costs	0.80	0.78	0.79	0.75
		4.74	3.29	4.43	4.14
North Sea	Oil and liquids ($/bbl)
	Sales price	50.26	38.81	48.29	39.72
	Hedging (gain)	10.02	2.07	7.36	2.01
	Royalties	0.52	0.60	0.43	(0.08)
	Transportation	1.09	0.99	1.14	1.16
	Operating costs	11.84	10.83	13.27	11.51
		26.79	24.32	26.09	25.12
	Natural gas ($/mcf)
	Sales price	6.08	5.10	5.55	4.77
	Hedging (gain)	-	-	-	-
	Royalties	0.37	0.63	0.42	0.28
	Transportation	0.38	0.39	0.35	0.37
	Operating costs	0.72	0.33	0.55	0.37
		4.61	3.75	4.23	3.75
Southeast Asia (1)	Oil and liquids ($/bbl)
	Sales price	53.81	41.56	51.29	41.35
	Hedging (gain)	-	2.10	-	2.37
	Royalties	21.94	15.69	21.24	16.09
	Transportation	0.18	0.27	0.23	0.41
	Operating costs	5.60	6.76	5.57	7.22
		26.09	16.74	24.25	15.26
	Natural gas ($/mcf)
	Sales price	4.55	5.31	4.74	5.72
	Hedging (gain)	-	-	-	-
	Royalties	1.20	0.33	1.19	0.29
	Transportation	0.38	0.68	0.41	0.77
	Operating costs	0.25	0.41	0.27	0.50
		2.72	3.89	2.87	4.16
Algeria	Oil ($/bbl)
	Sales price	46.50	39.70	51.17	39.01
	Hedging (gain)	-	2.11	-	2.23
	Royalties	18.48	18.52	19.65	19.18
	Transportation	1.64	1.64	1.76	1.77
	Operating costs	3.77	2.66	3.51	5.07
		22.61	14.77	26.25	10.76
Sudan	Oil ($/bbl)
	Sales price	-	-	-	43.89
	Hedging (gain)	-	-	-	-
	Royalties	-	-	-	20.34
	Operating costs	-	-	-	3.73
		-	-	-	19.82
Total Company	Oil and liquids ($/bbl)
	Sales price	49.10	37.68	47.45	39.09
	Hedging (gain)	7.53	2.08	5.42	2.05
	Royalties	6.85	5.13	6.84	5.59
	Transportation	0.84	0.81	0.88	0.83
	Operating costs	9.42	8.85	9.89	8.96
		24.46	20.81	24.42	21.66
	Natural gas ($/mcf)
	Sales price	6.38	5.29	6.28	6.30
	Hedging (gain)	0.03	(0.03)	0.07	0.08
	Royalties	1.12	0.93	1.21	1.14
	Transportation	0.26	0.29	0.26	0.28
	Operating costs	0.67	0.68	0.66	0.69
		4.30	3.42	4.08	4.11
(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks
		Three months ended		Twelve months ended
		December 31		December 31
(US$ - production net of royalties)		2004	2003	2004	2003
North	Oil and liquids (US$/bbl)
America	Sales price	36.05	24.72	32.44	25.64
	Hedging (gain)	8.81	2.00	5.81	2.21
	Transportation	0.47	0.49	0.48	0.44
	Operating costs	7.96	6.55	6.55	5.67
		18.81	15.68	19.60	17.32
	Natural gas (US$/mcf)
	Sales price	5.74	4.08	5.26	4.74
	Hedging (gain)	0.04	(0.04)	0.10	0.10
	Transportation	0.21	0.20	0.19	0.19
	Operating costs	0.79	0.75	0.76	0.68
		4.70	3.17	4.21	3.77
North Sea	Oil and liquids (US$/bbl)
	Sales price	41.14	29.50	37.23	28.35
	Hedging (gain)	8.27	1.60	5.77	1.43
	Transportation	0.90	0.76	0.89	0.83
	Operating costs	9.76	8.36	10.28	8.19
		22.21	18.78	20.29	17.90
	Natural gas (US$/mcf)
	Sales price	4.99	3.89	4.29	3.41
	Hedging (gain)	-	-	-	-
	Transportation	0.33	0.33	0.29	0.28
	Operating costs	0.63	0.29	0.47	0.28
		4.03	3.27	3.53	2.85
Southeast Asia (1)	Oil and liquids (US$/bbl)
	Sales price	43.93	31.66	39.49	29.66
	Hedging (gain)	-	2.57	-	2.78
	Transportation	0.25	0.34	0.30	0.48
	Operating costs	7.72	8.26	7.32	8.48
		35.96	20.49	31.87	17.92
	Natural gas (US$/mcf)
	Sales price	3.72	4.07	3.65	4.12
	Hedging (gain)	-	-	-	-
	Transportation	0.43	0.55	0.42	0.59
	Operating costs	0.28	0.33	0.27	0.38
		3.01	3.19	2.96	3.15
Algeria	Oil (US$/bbl)
	Sales price	38.06	30.17	39.48	27.84
	Hedging (gain)	-	3.01	-	3.13
	Transportation	2.22	2.34	2.20	2.55
	Operating costs	5.10	3.79	4.41	7.06
		30.74	21.03	32.87	15.10
Sudan	Oil (US$/bbl)
	Sales price	-	-	-	31.33
	Hedging (gain)	-	-	-	-
	Operating costs	-	-	-	4.96
		-	-	-	26.37
Total Company	Oil and liquids (US$/bbl)
	Sales price	40.16	28.67	36.57	27.90
	Hedging (gain)	7.15	1.83	4.90	1.71
	Transportation	0.80	0.71	0.79	0.70
	Operating costs	8.94	7.79	8.87	7.46
		23.27	18.34	22.01	18.03
	Natural gas (US$/mcf)
	Sales price	5.23	4.06	4.84	4.50
	Hedging (gain)	0.03	(0.03)	0.07	0.07
	Transportation	0.26	0.27	0.25	0.25
	Operating costs	0.67	0.63	0.63	0.59
		4.27	3.19	3.89	3.59

(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended		Twelve months ended
	December 31		December 31
	2004	2003	2004	2003

Oil and liquids (bbls/d)
North America	43,636	43,178	43,303	45,035
North Sea	126,622	126,711	120,768	113,291
Southeast Asia (1)	20,738	19,326	20,884	14,853
Algeria	9,235	6,298	8,338	3,351
Sudan	-	-	-	6,997
Synthetic oil (Canada)	2,748	2,380	2,868	2,510
Total oil and liquids	202,979	197,893	196,161	186,037

Natural gas (mmcf/d)
North America	738	683	715	678
North Sea	113	103	105	103
Southeast Asia (1)	206	142	194	110
Total natural gas	1,057	928	1,014	891

Total mboe/d	379	353	365	334

(1) Includes operations in Indonesia and Malaysia/Vietnam.

Continuity of Proved Net Reserves [1]	North America[2]	North Sea	Southeast Asia	Algeria	Sudan	Trinidad	Total
Crude Oil and Liquids (mmbbls)
Total proved
Proved reserves at December 31, 2001	175.8	260.2	39.6	16.9	116.3	0.0	608.8
Discoveries, additions, and extensions	10.6	13.5	5.8	1.3	19.0	18.9	69.1
Purchase of reserves	1.1	7.5					8.6
Sale of reserves	-3.7	-2.8					-6.5
Net revisions and transfers	-2.5	13.9	-4.2	-4.3	-27.7		-24.8
2002 Production	-17.2	-44.7	-5.1		-13.3		-80.3
Proved reserves at December 31, 2002	164.1	247.6	36.1	13.9	94.3	18.9	574.9
Discoveries, additions, and extensions	13.1	8.3	17.0	2.3			40.7
Purchase of reserves	1.1	21.1					22.2
Sale of reserves	-4.6				-91.7		-96.3
Net revisions and transfers	1.1	19.4	4.8	0.5		-0.8	25.0
2003 Production	-16.4	-41.4	-5.4	-0.1	-2.6		-65.9
Proved reserves at December 31, 2003	158.4	255.0	52.5	16.6	0.0	18.1	500.6
Discoveries, additions, and extensions	14.0	29.7	2.0	8.1	0.0		53.8
Purchase of reserves	0.2	34.0	0.9		0.0		35.1
Sale of reserves	-2.1	-3.3			0.0		-5.4
Net revisions and transfers	-2.5	24.0	-1.3	0.3	0.0	-7.2	13.3
2004 Production	-15.8	-44.3	-7.9	-3.1	0.0		-71.1
Proved Reserves at December 31, 2004	152.2	295.1	46.2	21.9	0.0	10.9	526.3
Proved Developed
December 31, 2001	168.6	203.8	13.3		89.6		475.3
December 31, 2002	157.2	210.8	11.9	2.4	84.1		466.4
December 31, 2003	155.4	211.8	18.6	14.6			400.4
December 31, 2004	142.6	252.3	19.2	16.5		10.5	441.1
Natural Gas (bcf)
Total proved
Proved reserves at December 31, 2001	2,052.6	267.3	1,112.1	0.0	0.0	0.0	3,432.0
Discoveries, additions, and extensions	283.1	14.0	11.7			220.0	528.8
Purchase of reserves	31.5	0.4					31.9
Sale of reserves	-26.7						-26.7
Net revisions and transfers	-110.8	-4.3	-122.6				-237.7
2002 Production	-243.6	-39.5	-32.3				-315.4
Proved reserves at December 31, 2002	1,986.1	237.9	968.9	0.0	0.0	220.0	3,412.9
Discoveries, additions, and extensions	276.3	1.0	64.0				341.3
Purchase of reserves	92.2	14.4					106.6
Sale of reserves	-11.4						-11.4
Net revisions and transfers	-14.9	19.8	-6.1			-9.0	-10.2
2003 Production	-247.6	-37.5	-40.1				-325.2
Proved reserves at December 31, 2003	2,080.7	235.6	986.7	0.0	0.0	211.0	3,514.0
Discoveries, additions, and extensions	370.6	8.0	521.9	0.0			900.5
Purchase of reserves	19.1	0.1		0.0			19.2
Sale of reserves	-57.1	-0.5		0.0			-57.6
Net revisions and transfers	-19.2	-26.4	93.5	0.0		5.5	53.4
2004 Production	-260.6	-39.5	-47.3	0.0			-347.4
Proved reserves at December 31, 2004	2,133.5	177.3	1,554.8	0.0		216.5	4,082.1
Proved Developed
December 31, 2001	1,804.7	213.8	252.0				2,270.5
December 31, 2002	1,746.9	210.0	471.6				2,428.5
December 31, 2003	1,890.4	200.7	593.9				2,685.0
December 31, 2004	1,788.2	150.0	624.0	0.0	0.0	0.0	2,562.2

1 "Net" reserves are the remaining reserves of Talisman, after the deduction of estimated royalty burdens and including royalty interests and net profit interests.

2 North American net proved reserves exclude synthetic crude oil reserves: 2002-36.7 mmbbls; 2003-35.8 mmbbls; 2004-35.2 mmbbls.

Continuity of Proved Gross Reserves[1]	North America[2]	North Sea	SE Asia	Algeria	Sudan	Trinidad	Total
Crude Oil and Liquids (mmbbls)
Total proved
Proved reserves at December 31, 2001	212.3	274.5	59.3	35.2	156.3	0	737.6
Discoveries, additions, and extensions	13	13.5	9.6	2.6	32.3	19.2	90.2
Purchase of reserves	1.4	7.5					8.9
Sale of reserves	-4.6	-2.8					-7.4
Net revisions and transfers	-1.2	3.5		-10.4	-5.8		-13.9
2002 Production	-21.8	-46.5	-8.3		-21.9		-98.5
Proved reserves at December 31, 2002	199.1	249.7	60.6	27.4	160.9	19.2	716.9
Discoveries, additions, and extensions	16	8.2	25.2	3.9			53.3
Purchase of reserves	1.3	21.1					22.4
Sale of reserves	-5.3				-156.1		-161.4
Net revisions and transfers	-0.1	18.7	7.6	0.1			26.3
2003 Production	-20.8	-41.3	-9	-2.4	-4.8		-78.3
Proved reserves at December 31, 2003	190.2	256.4	84.4	29.0	0.0	19.2	579.2
Discoveries, additions, and extensions	17.3	29.8	13.0	13.9			74.0
Purchase of reserves	0.2	34.1	1.3				35.6
Sale of reserves	-2.6	-3.3					-5.9
Net revisions and transfers	-2.2	24.6	3.4	-0.7	0.0	-7.8	17.3
2004 Production	-19.9	-44.6	-13.0	-5.0			-82.5
Proved Reserves at December 31, 2004	183.0	297.0	89.1	37.2		11.4	617.7
Proved Developed
December 31, 2001	203.0	215.7	20.4		120.4		559.5
December 31, 2002	190.0	212.6	19.7	4.8	143.4		570.5
December 31, 2003	186.4	213.0	29.5	25.5			454.4
December 31, 2004	171.0	254.0	39.9	27.9		11.0	503.8
Natural Gas (bcf)
Total proved
Proved reserves at December 31, 2001	2,596.8	302.2	1,597.5	0.0	0.0	0.0	4,496.5
Discoveries, additions, and extensions	374.2	15.4	19.7			223.5	632.8
Purchase of reserves	37.7	0.4					38.1
Sale of reserves	-34.9						-34.9
Net revisions and transfers	-80.3	-11.3	-54.4				-146.0
2002 Production	-300.1	-44.6	-34.5				-379.2
Proved reserves at December 31, 2002	2,593.4	262.1	1,528.3	0.0	0.0	223.5	4,607.3
Discoveries, additions, and extensions	351.5	1.0	107.0				459.5
Purchase of reserves	107.1	14.4					121.5
Sale of reserves	-14.3						-14.3
Net revisions and transfers	-77.0	17.5	-20.6				-80.1
2003 Production	-315.8	-39.9	-42.7				-398.4
Proved reserves at December 31, 2003	2,644.9	255.1	1,572.0	0.0	0.0	223.5	4,695.5
Discoveries, additions, and extensions	478.5	8.0	765.3				1,251.8
Purchase of reserves	22.8	0.1					22.9
Sale of reserves	-72.7	-0.5					-73.2
Net revisions and transfers	-113.2	-33.2	-58.7	0.0	0.0	-7.0	-212.1
2004 Production	-324.9	-41.6	-95.2				-461.7
Proved reserves at December 31, 2004	2,635.4	187.9	2,183.4			216.5	5,223.2
Proved Developed
December 31, 2001	2,281.8	247.4	358.5				2,887.7
December 31, 2002	2,278.7	232.8	723.8				3,235.3
December 31, 2003	2,404.0	220.1	920.9				3,545.0
December 31, 2004	2,207.3	160.6	858.2				3,226.1

1 "Gross" proved reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, (ii) royalty interest reserves and (iii) net profits interests.

2 North American gross proved reserves exclude synthetic crude oil reserves: 2002-43.2 mmbbls; 2003-42.3 mmbbls; 2004-41.2 mmbbls.